SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2025
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2Q25 Earnings Page 1 August 11, 2025 • Reported earnings of R$3.12 per share, compared to R$1.77 per share in the previous year • Invested R$ 3.6 billion in capital toward universalization targets (R$ 6.5 billion in 1H25) • Added 161,000 connections vs. 2Q24 SÃO PAULO, SP – Sabesp (SBSP3) today reported earnings of R$3.12 per share for the quarter compared to R$1.77 per share in prior year. “We delivered another quarter of strong performance, marked by solid earnings growth and robust cash generation, underscoring the materialization of our efficiency journey. Our accelerated investment pace, reaching R$ 3.6 billion this quarter and sequentially increasing, is a clear reflection of our commitment to universalization. We are executing our strategy swiftly, expanding access to clean water and sanitation across our entire concession area,” said Daniel Szlak, CFO of Sabesp. “Sabesp remains firmly committed to its mission of transforming lives through infrastructure. In the first year following privatization, we successfully expanded access to clean water for over 1.3 million people and provided sewage treatment to more than 1.4 million. This remarkable progress underscores the purpose that drives us. As the leading water and sewage company in Latin America, our initiatives reflect a powerful blend of operational excellence and meaningful social impact. These achievements are a testament to the dedication of our teams and the strength of our long-term strategy,” said Carlos Piani, CEO of Sabesp. Consolidated Results For the three months ended June 30, 2025, Sabesp reported earnings per share of R$ 3.12, a significant increase compared to R$ 1.77 in the same period of the previous year. This performance was driven by a combination of factors, including the carryover of new tariff rates in the Regulated Businesses, the elimination of discounts for large customers, increased consumption, and the addition of new connections aligned with the company’s universalization goals. The quarter also benefited from improved cost efficiency, with reductions in general and administrative expenses, a leaner workforce, lower municipal fund allocations, and decreased legal accruals. Additionally, the new concession contract contributed to lower amortization expenses, positively impacting net earnings. Sabesp invested R$ 3.6 billion in the quarter—an increase of 26% compared to 1Q25 and 178% year-over-year—focused on infrastructure upgrades and expansion projects directly supporting its universalization targets. Earnings Conference Call The conference call to discuss earnings will take place on Tuesday, August 12, 2025, at 8:30 a.m. Eastern Standard Time (9:30 a.m. Brasília Time). Interested parties may listen to an audio webcast through a link on the company’s Investor Relations website. Presentation slides that will be used in conjunction with the earnings conference call will also be made available online in advance. Following the earnings conference call, a replay of the audio webcast will be available for one year on Sabesp´s Investor Relations website. 2Q25 Earnings Page 2 REPORTED INCOME STATEMENT (CONSOLIDATED) R$ million 2Q25 2Q24 Var. (R$) % YTD 25 YTD 24 Var. (R$) % Revenue from Operations 6,187 5,933 254 4,3 12,306 11.594 712 6,1 FAUSP (203) - (203) - (404) - (404) - Financial Asset 272 - 272 - 692 - 692 - Sales Tax (374) (457) 83 (18,2) (876) (895) 19 (2,1) (=) Net Sanitation Revenue 5,882 5,476 406 7,4 11,719 10.699 1.020 9,5 Construction revenues 3,083 1,274 1,809 142,0 5,672 2.611 3.061 117,3 (=) Net Revenue 8,965 6,749 2,215 32,8 17,391 13.310 4.081 30,7 Construction costs (3,083) (1,245) (1,838) 147,6 (5,672) (2.552) (3.120) 122,3 Operating Costs and expenses (2,035) (2,513) 478 (19,0) (4,474) (5.347) 873 (16,3) Other operating income/(expense), net 29 7 23 330,5 47 14 34 241,4 Minority Interest 13 8 5 66,5 25 17 8 45,9 (=) EBITDA 3,890 3,006 883 29,4 7,317 5.442 1.875 34,5 Depreciation and Amortization (543) (789) 246 (31,2) (1,127) (1.563) 436 (27,9) (=) EBIT 3,346 2,217 1,130 51,0 6,190 3.879 2.311 59,6 Net Financial result (118) (462) 344 (74,4) (711) (800) 89 (11,1) (=) EBT 3,228 1,755 1,473 84,0 5,479 3.079 2.400 78,0 Income tax (1,092) (545) (547) 100,3 (1,861) (1.046) (815) 77,9 (=) Net income 2,136 1,209 926 76,6 3,618 2.033 1.585 78,0 EPS (R$)* 3,12 1,77 5,29 2,97 * Number of shares = 683,509,869 2Q25 Earnings Page 3 ADJUSTED INCOME STATEMENT R$ million 2Q25 Adjustments 2Q25 Adjusted 2Q24 Adjusted Var. (R$) % Financial Asset Construction Non-Recurring Revenue from Operations 6,187 - - - 6,187 5,933 254 4.3 FAUSP (203) - - - (203) - (203) - Financial Asset 272 272 - - - - - - Sales Tax (374) (25) - - (349) (457) 109 (23.7) (=) Net Sanitation Revenue 5,882 247 - - 5,635 5,476 159 2.9 Construction revenues 3,083 - 3,083 - - - - - (=) Net Revenue 8,965 247 3,083 - 5,635 5,476 159 2.9 Construction costs (3,083) - (3,083) - - - - - Operating Costs and expenses (2,035) - - 8 (2,043) (2,513) 470 (18.7) Other operating income/(expense), net 29 - - 17 12 7 6 80.9 Minority Interest 13 - - - 13 8 5 66.5 (=) EBITDA 3,890 247 0 25 3,617 2,977 640 21.5 Depreciation and Amortization (543) - - - (543) (789) 246 (31.2) (=) EBIT 3,346 247 0 25 3,074 2,188 886 40.5 Net Financial result (118) - - - (118) (462) (344) (74.4) (=) EBT 3,228 247 0 25 2,956 1,726 1,230 71.2 Income tax (1,092) (84) - (9) (999) (535) (464) 86.6 (=) Net income 2,136 163 0 17 1,956 1,191 766 64.3 EPS (R$)* 3,12 2,86 1,74 * Balance adjusted for construction revenue and costs Non-recurring effects in 2Q25 were (i) sales of debt payment (Precatório) +8M in allowance for doubtful accounts and +17M other income and expenses. ADJUSTED NET REVENUE Net revenue from sanitation services considering FAUSP¹ was R$ 5,635 million in 2Q25 (+3% vs. R$ 5,476 million in 2Q24). The main factors in the year were: • +5% in the price: 2024 tariff cycle carryover and removal of discounts for large clients; • +4% in billed volume: +2% consumption increase and +1.5% new economies; • (3)% in Mix: growth of economies with access to subsidized tariffs +764k residential connections; • (4)% FAUSP: initiated in July 2024; 2Q25 Earnings Page 4 CONSUMPTION BY CATEGORY Billed Volume (millions of m³) Average Tariff (R$/m³) Category 2Q25 2Q24% 2Q25 2Q24 % Residential 931 921 1.1 4.01 4.07 (1.5) Commercial 100 94 6.4 14.01 13.42 4.4 Industrial 18 19 (5.3) 18.26 14.76 23.7 Total Retail 1,049 1,034 1.5 5.21 5.15 1.2 Wholesale 13 18 (27.8) 2.77 2.86 (3.2) Others¹ 36 28 28.6 14.74 15.50 (4.9) Total 1,099 1,080 1.8 5.49 5.43 1.1 Billed Volume (millions of m³) Average Tariff (R$/m³) Category YTD25 YTD24 % YTD25 YTD24 % Residential 1,864 1,857 0.4 4.06 4.03 0.7 Commercial 198 187 5.9 13.85 12.60 9.9 Industrial 37 37 0.0 17.87 14.85 20.4 Total Retail 2,098 2,081 0.9 5.22 5.02 4.1 Wholesale 29 35 (17.1) 2.70 2.77 (2.5) Others¹ 72 53 35.8 13.88 15.02 (7.6) Total 2,199 2,169 1.4 5.47 5.28 3.8 Number of connections in thousands¹ 2Q25 2Q24 Var. (Qty) % Water 9,506 9,434 72 0.7 Sewage 8,239 8,150 89 1.1 (1) Active and registered connections, average by end of period Unaudited by external auditors OPEX OPEX decreased by R$ 476 million in Q2 (19)%. The main driver for the reduction was (i) +R$ 399 million in general and administrative due +R$ 200 million legal accruals and prepayments of municipal funds (FMSAI) +R$ 96 million and (ii) +R$ 77 million personnel expense driven by (11)% HC reduction. In the YTD, the decrease was R$ 702 million (14)%. R$ million 2Q25 adjusted 2Q24 adjusted Var. (R$) % YTD 25 adjusted YTD 24 adjusted Var. (R$) % Personnel (672) (749) 77 (10.3) (1,326) (1,457) 130 (9.0) General supplies (39) (85) 46 (54.2) (109) (176) 67 (38.1) Treatment supplies (86) (124) 39 (31.0) (244) (266) 21 (8.3) Services (610) (663) 53 (8.0) (1,306) (1,346) 37 (3.0) Energy (401) (387) (14) 3.7 (842) (781) (62) 7.8 General expenses (15) (414) 399 (96.5) (278) (856) 577 (67.5) Tax expenses (24) (19) (5) 26.9 (45) (40) (5) 12.5 Allowance for doubtful accounts (195) (72) (124) 172.7 (342) (262) (80) 30.5 Other revenues and expenses 12 7 6 80.9 30 14 17 76.5 Costs and Expenses (2,030) (2,506) 476 (19.0) (4,461) (5,167) 702 (13.7) Depreciation and Amortization (543) (789) 246 (31.2) (1,127) (1,563) 434 (27.9) Costs, Expenses, Depreciation and Amortization (2,574) (3,296) 722 (21.9) (5,588) (6,730) 1,135 (17.0) 2Q25 Earnings Page 5 PERSONNEL There was a decrease of R$ 77 million (10)% in 2Q25, mainly due to the 11% reduction in the number of employees. Number of employees 2Q25 2Q24 Var. (Qty) % Employees at the end of each period 9,190 10,214 (1,024) (10.0) Employees – simple average 9,305 10,414 (1,109) (10.6) INVESTMENTS Investments totaled R$ 6,452 million in first half, up by R$ 3,735 million or +137% versus PY. In 2Q25, investments totaled R$ 3,601 million, up 178% versus the same period in the previous year. R$ million 2Q25 2Q24 Var. (R$) % YTD 25 YTD 24 Var. (R$) % Water 1.044 548 496 90,5 1.659 1.278 442 36,3 Sewage 2.557 748 1.809 241,8 4.793 1.499 3.293 219,6 Total 3.601 1.296 2.305 177,9 6.452 2.717 3.735 137,5 Balance Sheet (CONSOLIDATED) ASSETS 2Q25 2Q24 Current 13,234,427 9,770,283 Cash and equivalents 4,561,016 2,809,432 Financial investments 3,364,572 2,344,093 Trade Accounts receivable 3,985,164 3,671,287 Related parties receivable 270,360 245,248 Inventory 24,685 116,088 Restricted cash 58,027 50,638 Taxes 875,275 306,423 Derivatives - 93,864 Others 95,328 133,210 Non-Current 75,485,504 54,908,860 Financial investments - - Trade Accounts receivable 259,207 307,661 Related parties receivable 897,141 925,211 Legal Deposits 134,857 143,063 Taxes - 130,751 National Water and Sanitation Agency (ANA) 2,111 1,908 Others 92,919 140,595 Investments 226,015 192,726 Land 14,453 46,654 Contract assets 9,085,464 7,745,138 Financial assets 18,868,544 - 2Q25 Earnings Page 6 Intangibles 45,264,806 44,776,717 PP&E 639,987 498,436 Total assets 88,719,931 64,679,143 LIABILITIES AND EQUITY 2Q25 2Q24 Current Liabilities 10,462,380 7,167,622 Trade Accounts Payable 1,219,445 497,820 Debt 3,320,659 2,419,440 Labor 696,811 581,128 Taxes 486,139 411,159 Deferred Sales Tax 94,758 - Shareholders Distributions (Dividends and Interest over Own Capital) 1,532 874 Legal Accruals 1,521,993 1,122,553 Services Accounts Payable 1,907,269 850,609 Public-Private Partnership (PPP) 460,781 439,289 Program Contract Commitments - 19,519 Derivatives 287,082 - Program Contract Commitments 267,189 - Other 198,722 825,231 Non-Current Liabilities 37,813,430 25,714,432 Debt 27,962,888 19,357,368 Deferred Income Tax 2,973,223 - Deferred Sales Tax 1,102,430 176,353 Legal Accruals 478,396 805,253 Pension 1,944,820 2,119,211 Public-Private Partnership (PPP) 2,872,892 2,786,976 Program Contract Commitments 99,795 - Performance Contract Payables - 12,306 Other 378,986 456,965 Total Liabilities 48,275,810 32,882,054 Equity 40,444,121 31,797,089 Paid-in Capital 18,400,000 15,000,000 Capital Reserves 2,371 - Profit Reserves 18,247,715 14,617,966 OCI 175,982 146,362 Retained Earnings 3,618,053 2,032,761 Total Equity and Liabilities 88,719,931 64,679,143 2Q25 Earnings Page 7 Consolidated Cash Flow Statement R$ ‘000 2Q25 2Q24 Operating Free Cash Flow 4,142,674 3,135,345 Pre-tax Earnings 3,227,841 1,754,666 Depreciation and Amortization 543,366 789,440 PP&E and Intangibles Write-offs 1,937 1,700 Allowance for doubtful accounts 187,392 71,645 Accruals and inflation adjustment (467,521) 124,103 Accrued Interest on Debt 474,169 398,488 Inflation adjustment and FX gains/(losses) Debt 33,606 239,154 Debt inflation adjustment 127,071 - Interest and inflation adjustment net gains/(losses) (226,691) 64,008 Financial charges to customers (92,769) (119,679) Construction Margin - (28,648) Provision for Consent Decrees (TAC) and Voluntary Termination Programs 295,866 (138,281) Minority Interest (13,181) (7,914) Interest and inflation adjustment (Public-Private Partnerships) 142,573 136,102 Municipal Funds Accruals 147,832 19,924 Pension 71,037 48,881 Currency Derivatives (33,841) (131,832) Financial Asset Bifurcation (272,207) (91,617) Deferred Tax on Financial Asset 25,179 - Other adjustments (28,985) 5,205 Changes in Assets Trade Accounts Receivable 2,114 11,484 Related parties 6,508 35,161 Inventory 94,268 6,078 Taxes 36,532 21,750 Legal deposits 38,092 19,480 Other 23,820 (22,401) Changes in Liabilities Trade Accounts Payable 1,199,579 (9,889) Services Payable (222,425) (8,017) Labor (577,121) (36,615) Taxes 54,100 (73,321) Deferred Sales Taxes 15,332 7,088 Accruals (76,479) (59,498) Pension (65,792) (60,900) Other (70,302) (109,327) Cash flows from Operations 4,600,900 2,856,418 Payed interest (438,411) (388,587) Income Tax and Social Contribution (981,915) (695,215) Net Cash flows from Operations 3,180,574 1,772,616 2Q25 2Q24 Cash flows from Investments (3,033,018) 676,415 2Q25 Earnings Page 8 Acquisition of contract, intangible and fixed assets (4,302,445) (1,130,836) Restricted cash (18,917) (4,944) Financial investments - Investment (6,981,923) (2,867,664) Financial investments - Redemption 8,297,110 3,010,149 Financial Investments - 1,706,738 Investments (570) (16,430) Purchases of tangible assets (26,273) (20,598) Cash flows from Financing Activities 773,307 (1,658,990) New Debt 3,550,714 140,117 Debt repayment (244,131) (734,039) Payment of interest on shareholders' equity (2,363,777) (928,774) Public-Private Partnership (PPP) (138,456) (132,540) Program Contract Commitments - (1,507) Currency Derivatives (31,043) (2,247) Free Cash Flow to Equity 920,863 790,041 Cash at Beginning of Period 3,640,153 2,019,391 Cash at End of Period 4,561,016 2,809,432

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 12, 2025

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.